

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

<u>Via E-mail</u>
Trent D. Davis
President
Paulson Capital (Delaware) Corp.
1331 NW Lovejoy Street
Suite 720
Portland, OR 97209

      Re: Paulson Capital (Delaware) Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 18, 2014
              File No. 000-18188

Dear Mr. Davis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/   Christian Windsor,
                                Special Counsel
                        For
                        Suzanne Hayes
                        Assistant Director